FAIRPOINT COMMUNICATIONS, INC.
521 East Morehead Street, Suite 250
Charlotte, NC 28202

July 13, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Mr. Larry Spirgel
                    Mr. Derek B. Swanson

  Re:
  FairPoint Communications, Inc.—Registration Statement on
  Form S-4 (File No. 333-141825) (the "Registration Statement")

Ladies and Gentlemen:

        In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), FairPoint Communications, Inc., a Delaware corporation (referred to herein as the "Company"), hereby requests acceleration of effectiveness of the Registration Statement to 3:00 p.m. Eastern time on July 16, 2007, or as soon thereafter as practicable.

        The Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities covered by the Registration Statement.

        The Company hereby acknowledges that should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Jeffrey J. Pellegrino by telephone at (212) 318-6932.

Very truly yours,
FAIRPOINT COMMUNICATIONS, INC.
By:	/s/ EUGENE B. JOHNSON Eugene B. Johnson Chief Executive Officer and Chairman of the Board of Directors